                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

STEVEN SUZZAN                                    DIRECT DIAL:    (212) 318-3092
PARTNER                                          TELEPHONE:      (212) 318-3000
SSUZZAN@FULBRIGHT.COM                            FACSIMILE:      (212) 318-3400

                                October 27, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

         Re:    Randgold Resources Limited,
                Registration Statement on Form F-3/A filed on October 26, 2005
                File No. 333-127711

                Annual Report on Form 20-F/A for the year ended December 31,
                2004 filed on October 26, 2005
                File No. 0-49888

Dear Mr. Schwall:

         On behalf of Randgold Resources Limited (the "Company"), we hereby submit to you Amendment No. 5 to the Company's above-referenced Registration
Statement on Form F-3 (the "F-3 Amendment") and Amendment No. 5 to the Company's
above-referenced Annual Report on Form 20-F (the "20-F Amendment") reflecting changes made in response to the comments of Ms. Jill Davis during a conference call that took place on October 27, 2005 between Ms. Davis and Wayne
Carnall of PricewaterhouseCoopers LLP.

         If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092, or Anthony Saur at (212) 318-3172.

                                    Very truly yours,

                                    /s/ Steven Suzzan

                                    Steven Suzzan

Enclosures

cc:      Kevin Stertzel
         Jill Davis
         George Schuler
         Jason Wynn
         Timothy Levenberg
         D. Mark Bristow
         Wayne Carnall